Rockefeller Municipal Opportunities Fund

Supplement dated April 7, 2026 to
the Prospectus and Statement of Additional Information (“SAI”),
each dated January 28, 2026
Effective immediately, all references in the Prospectus and SAI to “Rockefeller Asset Management, a division of Rockefeller & Co. LLC” are hereby replaced with “Rockefeller Global Investment Management, a division of Rockefeller & Co. LLC.”
Please retain this Supplement for reference.